UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): December 1, 2021

CF ACQUISITION CORP. VI

(Exact name of registrant as specified in its charter)

Delaware	001-40079	85-1087461
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

110 East 59th Street, New York, NY 10022

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 938-5000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-fourth of one redeemable warrant	CFVIU	The Nasdaq Capital Market
Class A common stock, par value $0.0001 per share	CFVI	The Nasdaq Capital Market
Redeemable warrants, exercisable for Class A common stock at an exercise price of $11.50 per share	CFVIW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure

On December 1, 2021, CF Acquisition Corp. VI, a Delaware corporation (“CF VI”), and Rumble Inc., a corporation formed under the laws of the Province of Ontario, Canada (“Rumble”), entered into a Business Combination Agreement (the “BCA”). Pursuant to the BCA, and subject to the terms and conditions set forth therein, upon consummation of the transactions contemplated thereby, CF VI will acquire Rumble in the business combination (the “Business Combination”) through which Rumble’s shareholders will be issued shares of CF VI and/or a newly-formed, indirect wholly-owned subsidiary of CF VI.

On December 1, 2021, CF VI and Rumble issued a joint press release announcing the execution of the BCA. The press release is attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference. Notwithstanding the foregoing, information contained on the websites of CF VI, Rumble or any of their affiliates referenced in Exhibit 99.1 or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this Current Report on Form 8-K.

Attached as Exhibit 99.2 and incorporated into this Item 7.01 by reference herein is the investor presentation that will be used by CF VI and Rumble with respect to the transactions contemplated by the BCA.

The information in this Item 7.01, including Exhibits 99.1 and 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of CF VI under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any of the information in this Item 7.01, including Exhibits 99.1 or 99.2.

Important Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between Rumble and CF VI. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, CF VI intends to file relevant materials with the United States Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all CF VI stockholders. CF VI will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of CF VI are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CF VI through the website maintained by the SEC at www.sec.gov.

The documents filed by CF VI with the SEC also may be obtained free of charge upon written request to CF Acquisition Corp. VI, 110 East 59th Street, New York, NY 10022 or via email at CFVI@cantor.com.

Participants in the Solicitation

CF VI, Rumble and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CF VI’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers, and information regarding their interests in the business combination and their ownership of CF VI’s securities are, or will be, contained in CF VI’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CF VI, or Rumble, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction between CF VI and Rumble. Such forward-looking statements include, but are not limited to, statements regarding the closing of the transaction and CF VI’s, Rumble’s, or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CF VI and Rumble. Many factors could cause actual future events to differ from the forward looking-statements in this Current Report on Form 8-K, including but not limited, to (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of CF VI, the satisfaction of the minimum trust account amount following any redemptions by CF VI’s public stockholders and the receipt of certain governmental and regulatory approvals, (iii) the inability to complete the PIPE offering, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement entered into by CF VI and Rumble, (v) the outcome of any legal proceedings that may be instituted against Rumble and/or CF VI related to the business combination agreement entered into by CF VI and Rumble or the transactions contemplated thereby, (vi) the ability to maintain the listing of CF VI stock on Nasdaq (or, if applicable, to list and maintain the listing of the combined entity on the NYSE), (vii) volatility in the price of CF VI’s securities, (viii) costs related to the transactions and the failure to realize anticipated benefits of the transactions or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (ix) the effect of the announcement or pendency of the transaction on Rumble’s business relationships, operating results, performance and business generally, (x) risks that the transactions disrupt current plans and operations of Rumble, (xi) changes in the combined capital structure of Rumble and CF VI following the transactions, (xii) changes in the competitive industries and markets in which Rumble operates or plans to operate, (xiii) changes in laws and regulations affecting Rumble’s business, (xiv) the ability to implement business plans, forecasts, and other expectations after the completion of the transactions, and identify and realize additional opportunities, (xv) risks related to the uncertainty of Rumble’s projected financial information, (xvi) risks related to Rumble’s limited operating history, the rollout of its business and the timing of expected business milestones, (xvii) risks related to Rumble’s potential inability to achieve or maintain profitability and generate cash, (xviii) current and future conditions in the global economy, including as a result of the impact of the COVID-19 pandemic, and their impact on Rumble, its business and markets in which it operates, (xix) the ability of Rumble to retain existing content providers and users and attract new content providers and customers, (xx) the potential inability of Rumble to manage growth effectively, (xxi) the enforceability of Rumble’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others, and (xxii) the ability to recruit, train and retain qualified personnel. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CF VI’s Form S-1 Registration Statement filed with the SEC on February 19, 2021, CF VI’s Form 10-Q filed on May 14, 2021, the Form S-4 Registration Statement that CF VI will file, which will include a proxy statement/prospectus, and other documents filed or to be filed by CF VI from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Rumble and CF VI assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Rumble nor CF VI gives any assurance that either Rumble or CF VI will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Joint Press Release, dated December 1, 2021.
99.2	Form of Investor Presentation.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CF ACQUISITION CORP. VI

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chief Executive Officer

Dated: December 1, 2021

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